Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement on Form S-8 (Registration No. 033-52877) pertaining to the Arkansas Best 401(k) and DC Retirement Plan of our report dated June 28, 2011 on our audits of the statements of net assets available for benefits of the Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009, and related schedule, which report appears in the December 31, 2010 annual report on Form 11-K of the Arkansas Best 401(k) and DC Retirement Plan.

/s/ BKD, LLP

Fort Smith, Arkansas
June 28, 2011